

February 7, 2013

Via E-Mail
Christopher A. Lien
Chief Executive Officer
Marin Software Incorporated
123 Mission Street, 25th Floor
San Francisco, CA 94105

> **Re:** **Marin Software Incorporated**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
> **Submitted on January 22, 2013**
> **CIK No. 0001389002**

Dear Mr. Lien:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 10, 2013.

General

1.   As we explained to counsel during our phone conversation on February 4, 2013, we noted a recent interview with Christopher A. Lien, your Chief Executive Officer, published in Media Post on December 27, 2012, discussing Marin Software's IPO plans for 2013. Please provide us with your analysis as to how you believe this communication comports with the requirements of Section 5(c) of the Securities Act of 1933.

Our Solution

Business Benefits, page 3

2.   We note your response to prior comment 9. Here or elsewhere as appropriate, please explain the limitations associated with utilizing user studies to determine the effectiveness of your platform. For example, please disclose whether users' experience with the platform may have affected the threshold question of whether they elected to provide a response to the survey.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

3.   We note your response to prior comment 16, and your corresponding amended disclosure where you state that: "In order for us to begin to generate net income, we will need to grow

revenues at a rate faster than our cost of revenues and operating expenses." Please expand your disclosure to provide further specificity and context to the disclosure. The revised disclosure should be specifically tied to Marin Software's current and recent financial and operating condition.

Key Metrics, page 44

4.   We note your revised disclosures on page 45 where you provide the number of active advertisers and the annualized advertising spend for December 2010, 2011 and 2012. As you state that these metrics have a strong correlation to your ability to increase revenue, please tell us what consideration you gave to presenting these metrics for each quarter in fiscal 2012. In this regard, it appears that this additional information would provide investors with a better understanding of how the business has grown during the past fiscal year.

5.   Also, please further revise your results of operations discussion to correlate the number of active advertisers and the amount of annualized advertising spend each period to the increase in revenue for the respective periods.

6.   In your response to prior comment 22 you state that "many" of your customer contracts do not have minimum fees, which lessens the importance of renewing customer contracts. Please clarify how your disclosures elsewhere in the filing support this assertion. In this regard, we note that approximately half of your revenues are generated from direct advertising customers and as you state on page 43, most of your direct advertiser customers are contractually committed to a monthly minimum fee. As it appears that at least half of your arrangements have minimum fee commitments, it remains unclear to us why you believe this information is not meaningful to investors and why renewal of such arrangements would not be of importance to your operations.

Business

Business Benefits, page 77

7.   We note your expanded disclosure relating to a study of your active advertisers. Please expand your disclosure to discuss any analytical limitations associated with relying on your customer data study. Please also disclose your beliefs regarding whether the sample size was sufficiently large in relation to your overall user base to draw conclusions regarding the effectiveness of your platform.

Partners, page 87

8.   We note your response to prior comment 33. It is unclear from reviewing your disclosure how material these partnerships are to Marin Software's business. A review of your website indicates that these partnerships allow you to provide marketers with a complete solution to their online advertising needs. Please revise to provide a more complete description.

Notes to Consolidated Financial Statements

Note 7. Redeemable Convertible Preferred Stock, page F-20

9.   We note that you continue to reference "redeemable" convertible preferred stock on page F-21. Please remove such references as you indicated in response to prior comment 43 or tell us why these references are appropriate.

Note 12. Net Loss Per Share and Pro Forma Net Loss Per Share Available to Common Stockholders, page F-29

10.   We note the revisions made to your pro forma net loss per common share calculations for both the year ended December 31, 2011 and the nine months ended September 30, 2012. Please tell us why the number of shares in the pro forma adjustment to reflect the conversion of convertible preferred stock changed. Please provide your calculations that support the amounts currently disclosed.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3735 with any other questions.

                                            Sincerely,

                                            /s/ Barbara C. Jacobs

                                            Barbara C. Jacobs
                                            Assistant Director

cc: Via E-Mail
        Rashmi Garde, Marin Software Incorporated
        Jeffrey R. Vetter, Fenwick & West LLP
        Michael Brown, Fenwick & West LLP